# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TriplePoint Venture Growth BDC Corp., CIK 0001580345
CUSIP: 89677Y100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2735 Sand Hill Road, Suite 100, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 12/11/2025
Filed by CIK 0001334117
Persons authorized to receive notices and communications: Mike L. Wilhelms, 2735 Sand Hill Road, Suite 100, Menlo Park, California (CA), 94025, (650) 233-2103

## Reporting persons
- TriplePoint Capital LLC (CIK 0001334117): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,312,354.22; sole dispositive power 0; shared dispositive power 2,312,354.22; aggregate amount beneficially owned 2,312,354.22 (5.68% of the class)
  Comment: Items 8, 10, and 11: TriplePoint Capital LLC, a Delaware limited liability company ("TPC"), directly owns the following shares of common stock of TriplePoint Venture Growth BDC Corp. (the "Issuer"): 2,312,354.22 shares of common stock. Based on information provided by the Issuer as of the date of this Schedule 13D filing, TPC owns 5.68% of the Issuer's outstanding shares of common stock.
  
  Item 13: Calculated based on 40,709,723 shares of the Issuer's common stock outstanding as of the date of this Schedule 13D filing.
- TPC Intermediate LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,312,354.22; sole dispositive power 0; shared dispositive power 2,312,354.22; aggregate amount beneficially owned 2,312,354.22 (5.68% of the class)
  Comment: Items 8, 10, and 11: TPC directly owns 2,312,354.22 shares of the Issuer's common stock. TPC is a wholly owned subsidiary of TPC Intermediate LLC, a Delaware limited liability company ("TPC Intermediate"), which may be deemed to be an indirect beneficial owner of the reported securities.
  
  Item 13: Calculated based on 40,709,723 shares of the Issuer's common stock outstanding as of the date of this Schedule 13D filing.
- TriplePoint Capital Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,312,354.22; sole dispositive power 0; shared dispositive power 2,312,354.22; aggregate amount beneficially owned 2,312,354.22 (5.68% of the class)
  Comment: Items 8, 10, and 11: TPC directly owns 2,312,354.22 shares of the Issuer's common stock. TPC is a wholly owned subsidiary of TPC Intermediate, which is a wholly owned subsidiary of its parent holding company, TriplePoint Capital Holdings LLC, a Delaware limited liability company ("TPC Holdings"). TPC Holdings may be deemed to be an indirect beneficial owner of the reported securities.
  
  Item 13: Calculated based on 40,709,723 shares of the Issuer's common stock outstanding as of the date of this Schedule 13D filing.
- Madera Ventures LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,997,846.89; sole dispositive power 0; shared dispositive power 2,997,846.89; aggregate amount beneficially owned 2,997,846.89 (7.36% of the class)
  Comment: Items 8, 10, and 11: TPC directly owns 2,312,354.22 shares of the Issuer's common stock. TPC is a wholly owned subsidiary of TPC Intermediate, which is a wholly owned subsidiary of its parent holding company, TPC Holdings. Madera Ventures LLC, a Delaware limited liability company ("Madera"), owns a controlling interest in TPC Holdings and, as a result, may be deemed to be an indirect beneficial owner of the reported securities. In addition, Madera has direct beneficial ownership of 685,492.678 shares of the Issuer's common stock.
  
  Item 13: Calculated based on 40,709,723 shares of the Issuer's common stock outstanding as of the date of this Schedule 13D filing.
- Robert Toan: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,997,946.89; sole dispositive power 0; shared dispositive power 2,997,846.89; aggregate amount beneficially owned 2,997,846.89 (7.36% of the class)
  Comment: Items 8, 10, and 11: TPC directly owns 2,312,354.22 shares of the Issuer's common stock. TPC is a wholly owned subsidiary of TPC Intermediate, which is a wholly owned subsidiary of its parent holding company, TPC Holdings. Madera owns a controlling interest in TPC Holdings and has direct beneficial ownership of 685,492.678 shares of the Issuer's common stock. Robert Toan may be deemed to have voting and investment power over the reported securities through his role as one of two members of the board of managers of Madera. As a result, he may be deemed to be an indirect beneficial owner of the reported securities.
  
  Item 13: Calculated based on 40,709,723 shares of the Issuer's common stock outstanding as of the date of this Schedule 13D filing.
- Michael Gontar: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 22,934.78; shared voting power 2,997,846.89; sole dispositive power 22,934.78; shared dispositive power 2,997,846.89; aggregate amount beneficially owned 3,020,781.67 (7.42% of the class)
  Comment: Items 8, 10, and 11: TPC directly owns 2,312,354.22 shares of the Issuer's common stock. TPC is a wholly owned subsidiary of TPC Intermediate, which is a wholly owned subsidiary of its parent holding company, TPC Holdings. Madera owns a controlling interest in TPC Holdings and has direct beneficial ownership of 685,492.678 shares of the Issuer's common stock. Michael Gontar may be deemed to have voting and investment power over the reported securities through his role as one of two members of the board of managers of Madera. As a result, he may be deemed to be an indirect beneficial owner of the reported securities. In addition, Michael Gontar has direct beneficial ownership of 22,934.78 shares of the Issuer's common stock.
  
  Item 13: Calculated based on 40,709,723 shares of the Issuer's common stock outstanding as of the date of this Schedule 13D filing.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TriplePoint Venture Growth BDC Corp.
Address of issuer's principal executive offices: 2735 Sand Hill Road, Suite 100, Menlo Park, California (CA), 94025

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

1: TPC, a Delaware limited liability company. The address of TPC's principal executive office is c/o TriplePoint Capital Holdings LLC, 2735 Sand Hill Road, Suite 100, Menlo Park, California 94025. The principal business of TPC is that of a global investment platform which provides customized debt financing, direct equity investments and other complementary solutions to venture capital-backed companies in technology and other high-growth industries. TPC's wholly owned subsidiary, TriplePoint Advisers LLC, serves as investment adviser to the Issuer pursuant to an investment advisory agreement dated as of February 18, 2014.TPC is a wholly owned subsidiary of TPC Intermediate.

2: TPC Intermediate, a Delaware limited liability company. The address of TPC Intermediate's principal executive office is c/o TriplePoint Capital Holdings LLC, 2735 Sand Hill Road, Suite 100, Menlo Park, California 94025. The principal business of TPC Intermediate is that of an intermediate holding company. TPC Intermediate is a wholly owned subsidiary of TPC Holdings.

3: TPC Holdings, a Delaware limited liability company. The address of TPC Holdings' principal executive office is 2735 Sand Hill Road, Suite 100, Menlo Park, California 94025. TPC Holdings' principal business is that of a holding company of all TriplePoint subsidiary companies.

4: Madera, a Delaware limited liability company. The address of Madera's principal executive office is 425 Park Avenue, 35th Floor, NY, NY 10022. Madera's principal business is to directly or indirectly acquire and manage a controlling equity stake in TPC.

5: Robert Toan is one of two members of the board of managers of Madera. All decisions of the board of managers require the vote of both managers.

6: Michael Gontar is one of two members of the board of managers of Madera. All decisions of the board of managers require the vote of both managers.

The name, business address, present principal occupation or employment and citizenship of each executive officer and/or director of the Reporting Persons is set forth on Schedule A and is incorporated by reference herein.
Residence or business address: The information included in Item 2(a) is incorporated by reference herein.
Present principal occupation or employment: The information included in Item 2(a) is incorporated by reference herein.
Criminal convictions in the last five years: During the last five years prior to the date of this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years prior to the date of this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information included in Item 2(a) is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 6, 2025, TPC announced a discretionary share purchase program (the "TPC Purchase Plan") to acquire up to $14 million of the Issuer's outstanding shares of common stock at prices below the then-current NAV per share for a 12-month period subject to certain trading parameters and limitations. These purchases occurred in various open-market transactions starting on August 11, 2025 through January 12, 2026, using available cash on hand.

In connection with the TPC Purchase Plan, on December 11, 2025, TPC purchased 24,590 shares of the Issuer's common stock at a volume-weighted average purchase price of $6.6771 per share for an aggregate gross purchase price of $164,504.64. As a result of such purchase, Madera's and Michael Gontar's aggregate direct and indirect beneficial ownership of the Issuer's common stock increased to 5.01% and 5.06%, respectively, of the then-outstanding shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. TPC acquired the reported securities for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

Any beneficial ownership of the reported securities by any of the persons listed on Schedule A is set forth on Schedule A attached hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On March 5, 2014, in connection with the Issuer's initial public offering, Madera acquired 128,666 shares of the Issuer's common stock at the initial public offering price of $15.00 per share, using available cash on hand. Since March 5, 2014, Madera has acquired direct beneficial ownership of additional shares of the Issuer's common stock only in connection with transactions under the Issuer's dividend reinvestment plan.

On March 22, 2024, Michael Gontar purchased 17,594 shares of the Issuer's common stock on the open market at a price of $9.23 per share, for a total purchase price of approximately $163,583, using available cash on hand. Since March 22, 2024, Mr. Gontar has acquired direct beneficial ownership of additional shares of the Issuer's common stock only in connection with transactions under the Issuer's dividend reinvestment plan.

In connection with the TPC Purchase Plan, on December 31, 2025, TPC purchased 30,459 shares of the Issuer's common stock at a volume-weighted average purchase price of $6.5383 per share for an aggregate gross purchase price of $199,375.48. As a result of such purchase, Madera's and Michael Gontar's aggregate direct and indirect beneficial ownership of the Issuer's common stock increased to 6.01% and 6.06%, respectively, of the then-outstanding shares.

On September 18, 2026, TPC purchased 313,865.22 shares of common stock of the Issuer from Sajal K. Srivastava in a private transaction under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Share Purchase"). Mr. Srivastava co-founded and currently serves as the Co-Chief Executive Officer of TPC, the Chief Investment Officer and President of the Issuer, and as a member of the board of directors of the Issuer (the "Issuer Board"). On September 15, 2026, Mr. Srivastava notified the Issuer Board of his intention to resign (1) from his executive officer positions at the Issuer and as a member of the Issuer Board and (2) from his executive officer position at TPC, in each case effective the close of business on December 31, 2026. In connection therewith, on September 18, 2026, TPC agreed to purchase all of the shares of the Issuer's common stock owned by Mr. Srivastava at a purchase price of $4.7061 per share, for a total purchase price of $1,477,081.09, using available cash on hand. Following the Share Purchase by TPC, (i) TPC's direct beneficial ownership of the Issuer's common stock increased to 5.68% of the currently outstanding shares and (ii) Madera's and Michael Gontar's aggregate direct and indirect beneficial ownership of the Issuer's common stock increased to 7.36% and 7.42%, respectively, of the currently outstanding shares.

Except as described in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule A, has effected any transaction in the reported securities during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, other than as disclosed in this Schedule 13D, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Items 3, 4 and 5 is incorporated by reference herein, as applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A: Directors and Officers of the Reporting Persons

Exhibit 1: Joint Filing Agreement dated September 22, 2026 among the Reporting Persons.

## Signatures
- TriplePoint Capital LLC: /s/ Mike L. Wilhelms, Mike L. Wilhelms, Chief Financial Officer (09/22/2026)
- TPC Intermediate LLC: /s/ Mike L. Wilhelms, Mike L. Wilhelms, Chief Financial Officer (09/22/2026)
- TriplePoint Capital Holdings LLC: /s/ Mike L. Wilhelms, Mike L. Wilhelms, Chief Financial Officer (09/22/2026)
- Madera Ventures LLC: /s/ Robert W. Toan, Robert W. Toan, Manager (09/22/2026)
- Robert Toan: /s/ Robert W. Toan, Robert W. Toan (09/22/2026)
- Michael Gontar: /s/ Michael Gontar, Michael Gontar (09/22/2026)